INFORMATION STATEMENT PURSUANT TO
            SECTION 14(F) OF THE SECURITIES EXCHANGE
                   ACT OF 1934 AND RULE 14F-1

     This Information Statement is being mailed on or about [January __, 1999] to holders of shares of Common Stock, no par value (the "Common Stock"), of Western Technology & Research, Inc., a Wyoming corporation (the "Company"), in connection with the anticipated designation of persons (the "Designated Directors") to the Board of Directors of the Company. Such designation is to be made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 30, 1998 among the Company, Cimnet, Inc., a Delaware corporation ("Cimnet"), and Cimnet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("MergerSub").

     NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN
CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS.

     The Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder require the mailing to the Company's shareholders of the information set forth in this information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's shareholders.

     The Merger Agreement provides that immediately prior to the effective time of the merger of MergerSub with and into Cimnet (the "Merger") the Designated Directors shall be elected and the current directors shall resign as members of the Company's Board of Directors. The terms of the Merger Agreement and certain other information concerning the Merger are contained in the Company's Form 8-K filed with the Securities and Exchange Commission (the "Commission") on January 26, 1999. The Form 8-K, including the exhibits thereto may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission as well as on the World Wide Web site maintained by the Commission on the Internet at http://www.sec.gov. The information contained in this Information Statement concerning Cimnet and the Designated Directors has been furnished to the Company by Cimnet. The Company assumes no responsibility for the accuracy or completeness of such information.

     At the close of business on [January __, 1999] there were 750,000 shares of the Company's Common Stock issued and outstanding.

                 OUTSTANDING VOTING SECURITIES
                   AND PRINCIPAL STOCKHOLDERS

     The Company anticipates issuing 4,430,000 shares of the Company's Common Stock upon the closing of the transaction contemplated by the Merger Agreement (the "Merger"). See " Recent Developments." The following table sets forth information as of the Record Date with respect to the beneficial ownership of the outstanding shares of the Company's Common Stock and the beneficial ownership of the shares of the Company's Common Stock immediately following the merger by (i) each person known by the Company to beneficially own five percent (5%) or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group.

Name and Address of      Shares of Common Stock   Percentage of Class
Beneficial Owner(1)      Beneficially Owned(2)   Beneficially Owned (3)

Zenith S. Merritt(4)             380,100                  50.7%

Thomas Hockaday(5)                   750(7)                 *
1560 Nottingham
Casper, Wyoming 82609

Jo Juliano-Smith(6)               -------

Sharon K. Fowler                  63,750                  8.5%
M13740 Box 1
Evansville, Wyoming 82636

Donn Douglas                      60,000                 8.0%
6445 East Ohio Avenue
Suite 350
Denver, Colorado 80226

Michael Ford                      60,000                 8.0%
1001 East Bayaud #1402
Denver, Colorado 80209

H. Jean Baker &                   48,750                 6.5%
Phyllis T. Baker
P.O. Box 1314
Riverton, Wyoming 82501

All Officers and Directors       380,850                50.8%
as a Group (3 persons)

* Represents less than 1% of the total number of shares of the Company's Common Stock outstanding
     1. Unless noted otherwise, the address for such person is c/o Western Technology & Research, Inc., 801 East "A" Street, Casper, Wyoming 82601.
     2. Unless noted otherwise, all shares indicated as beneficially owned are held of record by and the right to vote and transfer such shares lies with the person indicated. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.
     3.   Calculated based upon 750,000 shares of common stock outstanding.
     4.   Mr. Merritt is the President and a director prior to the Merger.
     5. Mr. Hockaday is the Secretary-Treasurer and a director the Company prior to the Merger.
     6.   Ms. Smith is a director of the Company.

           BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors of the Company presently consists of three members. Pursuant to the Company's Articles of Incorporation, as amended, the Board of Directors of the Company may consist of no more than three members. It is expected that the Designated Directors will assume office concurrently with the Effective Time of the Merger. This step will be accomplished at a meeting or by written consent of the Board of Directors providing that the current directors will resign such that, immediately following such action, the vacancies will be filled by the Designated Directors.

     The Designated Directors listed below have consented to act as a director of the Company. The Designated Directors will constitute all of the members of the Board after they are appointed.

DESIGNATED DIRECTORS

     John D. Richardson. Age 40. Mr. Richardson was a computer programmer at Rockwell International Corporation from 1980 to 1982, where he programmed machine tools for the manufacture of printing presses. In 1982, he joined the cutting tool division of Sandvik Corporation during which time he served as a regional sales manager for the company's Pennsylvania territory. In 1984, he left Sandvik to form Cimnet and has served as its Chief Executive Officer and Chairman of the Board since that time.

     David Birk.   Age 59. Mr. Birk has been a director of Cimnet
since January 1998 and is the sole stockholder and President of ManSoft, a software distribution company in the southwestern United States. ManSoft is a significant regional distributor of Cimnet's product. From 1986 through 1994, Mr. Birk was a Regional Sales Manager of Intercim (and its predecessors), a software developer of manufacturing execution systems.

     Andrew Roosevelt. Mr. Roosevelt has been a director of Cimnet since June 1998. Mr. Roosevelt formed Go Glo Co., Inc., a venture capital firm, in 1990 and has served as its President since that time. Go Glo Co., Inc. is a stockholder of Cimnet.

     To the best of Cimnet's knowledge, none of the Designated Directors beneficially own any equity securities, or rights to acquire any equity securities of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates, except for the transactions contemplated by the Merger Agreement and the exhibits thereto.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The following is certain biographical information with respect to the current members of the Board of Directors and Executive
Officers of the Company.

     Z.S. Merritt. Age 70. Mr. Merritt has been President and a director of the Company since December 15, 1994. For the last five years (and previously), Mr. Merritt has also provided independent consulting services as a geologist and landman, as well as acting as the owner and real estate broker for Merit Realty in Casper, Wyoming.

     Thomas M. Hockaday. Age 63.    Mr. Hockaday has been Vice
President and a director of the Company since December 15, 1994. For the last five years (and previously), Mr. Hockaday worked as a real estate sales representative and investment advisor for Merit Realty in Casper, Wyoming.

     Jo  Juliano  Smith  Age 56.   Ms. Smith has been a director of
the Company since April 1, 1997. She has over fifteen years of experience as a paralegal, and in recent years (including the last five years) has also worked as a substance abuse counselor.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     The Company's Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in connection therewith, directors, officers, and beneficial owners of more than 10% of the Company's Common Stock are required to file on a timely basis certain reports under
Section 16 of the Exchange Act as to their beneficial ownership of the Company's Common Stock. The following table sets forth, as of the date of this report, the name and relationship of each person who failed to file on a timely basis any reports required pursuant to Section 16 of the Exchange Act:

         Name                Position            Report to be filed
Zenith S. Merritt        President, Director,         Form  3
                         greater than
                         10% Shareholder
Thomas M. Hockaday       Vice President and           Form  3
                         Director
Jo Juliano Smith         Director                     Form 3

          EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1996 and 1997, nor at any time during 1998. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons. No person has accrued any compensation from the Company. There are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     To the best of Management's knowledge there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest. H.D. Williams has advanced funds to pay for attorneys fees and accounting fees for the preparation of the Form 10-SB and Form 10-KSB, and will continue to advance such funds as needed for future reporting and compliance, for which he will be reimbursed by the Company when, or if, funds become available to the Company. In addition, the Company has agreed to pay Williams Investment Co. a consulting fee of $25,000 for services rendered in connection with the Merger.